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                                                                       EX-99.B18

                        VANGUARD INSTITUTIONAL INDEX FUND

                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


      This Multiple Class Plan has been adopted by a majority of the Board of Trustees of Vanguard Institutional Index Fund (the "Fund"), including a majority of the Trustees who are not interested persons of the Fund.

I.    SHARE CLASSES

      Vanguard Institutional Index Fund (the "Fund") will offer two classes of shares: Vanguard Institutional Index Fund Institutional Shares (referred to herein as "Class A Shares") and Vanguard Institutional Index Fund Institutional Plus Shares (referred to herein as "Class C Shares").

II.   CLASS ELIGIBILITY REQUIREMENTS

      The eligibility requirements for Class A Shares and Class C Shares are as follows:

      A.    CLASS A SHARES

            Class A Shares will be available to investors who (1) meet the minimum initial investment requirement for Class A Shares, which is currently expected to be $10 million; and (2) may require certain special employee benefit plan services from The Vanguard Group, Inc. ("Vanguard").

      B.    CLASS C SHARES

            Class C Shares will be available to investors who (1) meet the minimum initial investment requirement for Class C Shares, which is currently expected to be $200 million; and (2) do not require certain special employee benefit plan services from Vanguard.

III.  SERVICE ARRANGEMENTS

      Holders of both Class A Shares and Class C Shares will receive certain "core" services, including portfolio investment reviews, transaction processing services, account statements, shareholder reports, proxy materials and other mailings (these services are referred to herein as "Shareholder Services"). However, certain shareholder services arrangements for the Fund will differ between Class A Shares and Class C Shares as follows:
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      A.    CLASS A SHARES

            The Fund will make available to the holders of Class A Shares certain other shareholder services related to such holders investment in the Fund, including: trustee services, defined contribution plan participant education services and defined contribution plan participant telephone services. Selected holders of Class A Shares whose aggregate assets in The Vanguard Group of Investment Companies are approximately $1 billion may also receive defined contribution plan participant recordkeeping (VISTA) services. All of the services set forth in this paragraph III.A. are referred to herein collectively as "Other Services."

      B.    CLASS C SHARES

            Holders of Class C Shares will not be eligible to receive Other Services.

IV.   EXCHANGES AND CONVERSIONS

      A.    EXCHANGES

            1.    CLASS A SHARES

                  Class A Shares may be exchanged for Class C Shares of the Fund provided that all purchase eligibility requirements for Class C Shares are satisfied by the holders of Class A Shares. Class A Shares of the Fund may be exchanged into a class of shares of one or more of the other investment companies for which Vanguard provides administrative services ("Vanguard Fund"); provided that (a) exchanges into the class of shares of the Vanguard Fund are permitted by such Vanguard Fund; (b) all purchase eligibility requirements for such class of shares of the Vanguard Fund are satisfied by the investor; and (c) any such exchanges are permitted by the Investment Company Act of 1940, as amended ("1940 Act") and the rules, regulations and interpretations thereunder.

            2.    CLASS C SHARES

                  Class C Shares may not be exchanged for Class A Shares of the Fund. Class C Shares of the Fund may be exchanged into a class of shares of a Vanguard Fund; provided that (a) exchanges into the class of shares of the Vanguard Fund are permitted by such Vanguard Fund; (b) all purchase eligibility requirements for such class of shares of the Vanguard Fund are satisfied by the investor; and (c) any such exchanges are permitted by the 1940 Act and the rules, regulations and interpretations thereunder.


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      B.    CONVERSIONS OF CLASS C SHARES INTO CLASS A SHARES

            The Fund may convert an investor's Class C Shares into Class A Shares of the Fund if such investor's account falls below the then-applicable minimum initial investment amount to be eligible to purchase Class C Shares. Any such conversion will be preceded by written notice to the investor and will be effected on the basis of the relative net asset values of Class A Shares and Class C Shares without the imposition of any sales load, fee or other charge.

V.    EXPENSE ALLOCATION BETWEEN CLASSES

      A.    CLASS SPECIFIC EXPENSES

            1.    SHAREHOLDER SERVICES

                  Pursuant to a Service and Advisory Agreement between Vanguard and the Fund ("Agreement"), the Fund is obligated to pay to Vanguard, at the end of each month, the following annual fees for all (a) Shareholder Services, including Other Services, provided by Vanguard to Class A Shares; and (b) Shareholder Services provided by Vanguard to Class C Shares:

                  (a)   CLASS A SHARES

                        For Shareholder Services, including Other Services, provided by Vanguard to Class A Shares, the Fund is required to pay Vanguard annual fees equal to 0.04% of the average daily net assets of Class A Shares of the Fund. These fees will be allocated to, and such expenses are to be borne solely by, Class A Shares.

                  (b)   CLASS C SHARES

                        For Shareholder Services provided to Class C Shares, the Fund is required to pay Vanguard annual fees equal to 0.005% of the average daily net assets of Class C Shares of the Fund. These fees will be allocated to, and such expenses are to be borne solely by, Class C Shares.

      B.    FUND EXPENSES

            1.    ASSET MANAGEMENT EXPENSES


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                  Expenses associated with management of the Fund's assets
                  (including all investment advisory, tax preparation and custody fees) will be allocated between Class A Shares and Class C Shares on the basis of their relative net assets.

            2.    OTHER FUND EXPENSES

                  Any other expenses not described above will be allocated between Class A Shares and Class C Shares on the basis of their relative net assets.

VI.   ALLOCATION OF INCOME, GAINS AND LOSSES

      The Fund's income, gains and losses will be allocated between Class A Shares and Class C Shares on the basis of their relative net assets. As a result of differences in allocated expenses, it is expected that the net income of, and dividends payable to, each class of shares will vary. Dividends and distributions paid to each class of shares will be calculated in the same manner, on the same day and at the same time.

VII.  VOTING AND OTHER RIGHTS

      Class A Shares and Class C Shares will each have: (i) exclusive voting rights on any matter submitted to shareholders that relates solely to its service arrangements; (ii) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (iii) in all other respects the same rights, obligations and privileges as each other, except as described in this Multiple Class Plan.

VIII. AMENDMENTS

      All material amendments to this Multiple Class Plan must be approved by a majority of the Board of Trustees of the Fund, including a majority of the Trustees who are not interested persons of the Fund.


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